HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO  80203

________harttrinen@aol.com

(303) 839-0061Fax: (303) 839-5414

September 27, 2021

Kevin Dougherty

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Sky Quarry, Inc.

Offering Statement on Form 1-A

File No. 024-11574

Sky Quarry, Inc. (the “Company”) requests that the Company's Offering Statement on For 1-A be qualified on Wednesday, September 30, 2021 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

The Company understands that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the Company may not assert staff comments and the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

HART & HART, LLC

                               /s/ William T. Hart

William T.  Hart

Sky Quarry Letter SEC re Qualify Offering Stmt. 9-27-21